EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

September 30, 2017
Assets
Current assets:
Cash and cash equivalents	$15,113
Receivables, net	318,646
Inventories	118,527
Prepaid expenses and other current assets	11,558
Total current assets	463,844
Property, plant and equipment, net	459,798
Goodwill	44,057
Identifiable intangible and other assets, net	50,846
Total	$1,018,545
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$192,291
Income taxes payable	135
Current portion of long-term debt	141,765
Total current liabilities	334,191
Long-term debt	45,874
Deferred income taxes	69,849
Other long-term liabilities	30,481
Parent’s net investment:
Parent’s net investment	543,047
Accumulated other comprehensive loss	(4,897)
Total parent’s net investment	538,150
Total	$1,018,545

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Nine Months Ended September 30, 2017
Net sales	$2,603,545
Cost of sales	2,006,281
Gross profit	597,264
Operating costs and expenses:
Selling and distribution	442,170
General and administrative	45,406
Amortization of intangibles	9,447
Restructuring and non-recurring costs, net	504
Total operating costs and expenses	497,527
Operating income	99,737
Other expense:
Interest expense	9,385
Other expense, net	66,943
Total other expense	76,328
Income before income taxes	23,409
Income taxes	9,777
Net income from continuing operations	13,632
Loss from discontinued operations, net of tax	11,290
Net income	24,922
Other comprehensive income, net of tax	80
Comprehensive income	$25,002